

Mail Stop 4631

June 13, 2016

Via E-mail
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

    Re: **Summit Materials, Inc.**
              Summit Materials, LLC
              Form 10-K for Fiscal Year Ended January 2, 2016
              Filed February 22, 2016
              File No. 1-36873
              File No. 333-187556

Dear Mr. Harris:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief

                            Office of Manufacturing and
                            Construction